

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

October 11, 2006

Room 7010

Joseph P. Gallagher, III
Vice President – Finance, Chief Financial Officer and Treasurer
Gulf Island Fabrication, Inc.
583 Thompson Road
Houma, Louisiana 70363

> **Re:** **Gulf Island Fabrication, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2006**
>
> **File No. 000-22303**

Dear Mr. Gallagher:

   We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. We note that your gross profit margins have consistently decreased from 14% in 2003 to 10% in the second quarter of 2006. Please tell us and disclose, in future filings, the reasons for this decreasing trend. Your revised disclosure should

> address the impact any decreasing levels of exploration and development activity in the Gulf of Mexico had on margins, as well as the impact any contracts won or lost during the years and the Company's ability to manage those contracts had on margins. We note your disclosure that decreasing levels in exploration and development activity in the Gulf of Mexico as well as increasing oil and gas prices could potentially impact your margins, however, your MD&A discussion does not address any resulting impact on operations. We further note that your MD&A only discusses that the cost of sales increased as a result of inefficiencies in production hours caused by unfavorable weather conditions, however, the Company was able to regain those efficiencies in the fourth quarter of 2005. Based on above, your MD&A does not clearly address why margins are trending down. Please revise accordingly in future filings.

Item 9A. Controls and Procedures, page 27

2. Your conclusion that your disclosure controls and procedures are effective "in timely alerting them to material information relating to the Company, including its consolidated subsidiaries, required to be included in reports the Company files with or submits to the SEC" is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. Similarly narrow language is included in the above-cited Forms 10-Q. The rule requires, among other matters, that the disclosure controls and procedures be designed "to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms" and to ensure that "information required to be disclosed by an issuer…is accumulated and communicated to the issuer's management…as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.

Form 8-K/A filed April 19, 2006

3. With regards to the financial statements of Gulf Marine Fabricators filed in your Form 8-K/A on April 19, 2006, we noted that revenue significantly decreased from $225 million in 2004 to $42 million in 2005. Please tell us why Gulf Marine's revenue significantly decreased during 2005, why they were not doing business with half of the customers they had in previous years (e.g. British Petroleum, Conoco, BHP and Kerr McGee) and the Company's business decision behind purchasing Gulf Marine's business which incurred losses and negative operating results in the year prior to acquisition. Please consider disclosing the above information in the business section of future filings.

Joseph P. Gallagher, III
Gulf Island Fabrications, Inc.
October 11, 2006
Page 3

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854, Al Pavot at (202) 551-3738 or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili N. Shah
Branch Chief